DLA Piper US LLP 6225 Smith Avenue Baltimore, Maryland 21209-3600 T 410.580.3000 F 410.580.3001 W www.dlapiper.com

JASON C. HARMON jason.harmon@dlapiper.com T 410.580.4170

September 27, 2006

VIA FACSIMILE (202) 772-9210 AND UPS NEXT DAY AIR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Owen Pinkerton, Esq.
Amanda McManus, Esq.

Re:	Sizeler Property Investors, Inc.
File No.: 001-09349
Preliminary Proxy Statement on Form PREM14A
Supplemental response letter submitted on September 15, 2006

Ladies and Gentlemen:

This letter is submitted on behalf of Sizeler Property Investors, Inc. (“Sizeler”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in the letter from Owen Pinkerton dated September 21, 2006 to Thomas A. Masilla, Jr., Sizeler’s President and Chief Operating Officer. The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the letter. In response to the Staff’s comments, we are filing today via EDGAR an amendment to Sizeler’s Preliminary Proxy Statement on Form 14A (the “Amended Preliminary Proxy Statement”). For your convenience, your comments have been reproduced in bold below, together with Sizeler’s responses.

1.	Staff Comment: We note your response to our prior comment number 1. We do not have enough information in order to determine that Mr. Tanz is not an “affiliate” of the purchaser as such term is defined by Rule 13e-3(a)(1) of the Exchange Act. Although Mr. Tanz resigned his board seats with Revenue Properties and Morguard prior to entry into the definitive merger agreement, such resignation, on April 19, 2006, occurred months after Morguard’s equity investment in the company and your decision in December 2005 to arrange for a possible sale of

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the company. Attempts to terminate affiliation prior to the negotiation of a definitive merger agreement do not necessarily sanitize a transaction between otherwise affiliated parties. See, for example, the Technology for Communications International, Inc. (February 22, 1988) No Action Letter. Please provide additional analysis specifically addressing Mr. Tanz’s prior position on the boards of Revenue Properties and Morguard and his involvement in the merger discussions, if any, in light of the facts presented in Technology for Communications International.

Sizeler Response: We respectfully advise the Staff that, in light of the facts presented in Technology for Communications International, we do not believe that the proposed merger with Revenue Properties Company Limited (“Revenue Properties”) constitutes a “Rule 13e-3 Transaction” within the meaning of Rule 13e-3, or that Mr. Tanz is an affiliate of Revenue Properties or Morguard Corporation (“Morguard”), which owns approximately 67% of the common equity of Revenue Properties. Accordingly, we do not believe that Mr. Tanz, Revenue Properties or Morguard should be Schedule 13E-3 filing persons in connection with the transaction.

2005 and Prior Periods

From 1985 until 2002, Mr. Tanz owned approximately 42% of Revenue Properties’ outstanding common equity. In November 2000, Morguard commenced an unsolicited offer to purchase shares and publicly traded convertible debentures of Revenue Properties’, the result of which was Morguard acquiring approximately 41% of Revenue Properties’ outstanding equity, with Mr. Tanz continuing to hold 42% and the remainder held by unaffiliated stockholders. In December 2000, as the two largest stockholders of Revenue Properties, Morguard and Mr. Tanz entered into a stockholders’ agreement. The stockholders’ agreement provided for a three year term and provided that Morguard and Mr. Tanz would not take certain actions in their capacity as stockholders with respect to Revenue Properties without the consent of the other.

In 2002, Morguard’s Chairman and Chief Executive Officer, K. (Rai) Sahi, and Mr. Tanz could not agree as to the strategic direction of Revenue Properties. As a result, in July 2002, Morguard acquired all of Mr. Tanz’ shares in Revenue Properties, paying part in cash with the remainder payable over three years pursuant to the terms of a promissory note. This promissory note was subsequently paid out in July 2005. In connection with the sale of Mr. Tanz’ shares in Revenue Properties to Morguard, and because of his business expertise and knowledge about Revenue Properties, Mr. Sahi requested that Mr. Tanz remain on Revenue Properties’ board of directors. Mr. Tanz was one of seven Revenue Properties’ board members. In June 2003, there was a vacancy on Morguard’s board of directors, and Mr. Sahi invited Mr. Tanz to join Morguard’s board of directors, which Mr. Tanz accepted. On June 12, 2003, he became one of ten Morguard board members. Mr. Tanz acquired 3,000 shares of Morguard (representing less than 0.1% of the outstanding common equity of Morguard) and retained 7,000 shares of Revenue

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Properties (representing less than 0.1% of the outstanding common equity of Revenue Properties). Mr. Tanz disposed of even these shares of stock in July 2006. Based on Mr. Tanz’ small ownership interest in both Morguard and Revenue Properties, and the fact that Mr. Tanz was one of seven members of Revenue Properties’ board and one of ten members of Morguard’s board initially and at the time of his resignation was one of seven members, Mr. Tanz clearly was not in a control position with respect to Morguard or Revenue Properties at any time after July 2002. In this regard, we would also note that Mr. Tanz was an outside member of the board of directors of each of Morguard and Revenue Properties and was not part of a control group on either of such boards.

Between September 8, 2004 and September 9, 2005, Sizeler engaged in a proxy contest with First Union Realty Trust (now Winthrop Realty Trust) (“Winthrop”). Between April 21, 2005 and May 6, 2005, as disclosed in a Schedule 13D filed with the SEC on May 13, 2005, Mr. Tanz acquired 1,084,242 shares of Sizeler’s common stock for investment purposes. This represented approximately 5.2% of Sizeler’s outstanding common stock. On May 11, 2005, Mr. Tanz was elected to Sizeler’s board of directors. At the time, Mr. Tanz was one of nine directors on Sizeler’s board. Based on Mr. Tanz’ ownership percentage in Sizeler, and the fact that Mr. Tanz was one of nine members of Sizeler’s board, Mr. Tanz did not control Sizeler.

After performing its own due diligence, in June 2005, White Pass & Yukon U.S., Inc. (“White Pass”), an indirect wholly-owned subsidiary of Tri White Corporation, an entity controlled by Mr. Sahi, acquired 1,048,000 shares of Sizeler common stock in the open market at a cost of $13,314,000. Tri White subsequently determined that the investment was not a strategic fit and White Pass sold those shares to Revenue Properties on December 7, 2005. Based on a Schedule 13D filed with the SEC on December 19, 2005, Revenue Properties acquired the shares from White Pass, together with additional shares of Sizeler’s common stock as reported in the Schedule 13D, for investment purposes. However, Revenue Properties owned only approximately 5.6% of Sizeler’s common stock at that time, which was insufficient to assert control over the company. In addition, Sizeler’s charter prohibited (and continues to prohibit) Revenue Properties from acquiring more than 9.9% of Sizeler’s common stock.

On July 11, 2005, Sizeler engaged CB Richard Ellis to market three of its regional malls. On August 29, 2005, Hurricane Katrina struck Louisiana and the Mississippi Gulf Coast, which caused Sizeler to postpone the process of CB Richard Ellis marketing its mall portfolio. On December 30, 2005, Sizeler engaged Wachovia Capital Markets, LLC (“Wachovia Securities”) to advise it with respect to a possible sale of the entire company. In February 2006, after presentations by CB Richard Ellis regarding the marketing of its mall portfolio and a thorough discussion by Sizeler’s board of directors, Sizeler’s board of directors determined that the mall portfolio should be taken off the market and that they should be included in the package of materials being prepared by Wachovia Securities for the sale of the entire company.

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2006 Prior to Mr. Tanz’ Resignation

On March 14, 2006, Winthrop entered into agreements to sell in private transactions 1,385,000 shares of Sizeler’s common stock, including the sale of 275,000 shares to Mr. Tanz and 910,000 shares to Revenue Properties. The remainder of these shares were sold to a third party. On March 14, 2006, Revenue Properties and Morguard filed a Schedule 13D/A with the SEC reporting that they beneficially owned 2,123,600 shares of Sizeler’s common stock.

During 2006, Sizeler began the process with Wachovia Securities of marketing itself for sale, which involved, among other things, the preparation of bid books. On April 18, 2006, Sizeler’s board of directors formally denied Revenue Properties’ April 6, 2006 request to waive the application of the ownership limitations in Sizeler’s charter to permit Revenue Properties to acquire up to 19.9% of Sizeler’s common stock in one or more privately negotiated transactions, and to exempt them from the application of the Maryland Business Combination Act. Mr. Tanz recused himself from the Sizeler board’s discussion of the waiver request and reported to the Sizeler board that he had consistently recused himself from any discussions of Sizeler at the Morguard and Revenue Properties board meetings. Sizeler’s board believed that granting the waiver to Revenue Properties would have allowed Revenue Properties too much influence in the sale process and would have been inconsistent with a fair auction process.

On April 19, 2006, Mr. Tanz resigned from both the Revenue Properties and Morguard boards and informed Sizeler’s board he had done so in order to avoid any possible conflict of interest given Revenue Properties’ ownership interest in the company and possible participation in the auction process. Even though at this point in time Mr. Tanz continued to own shares of stock in Revenue Properties and Morguard, based on Mr. Tanz’ small ownership percentage in both Morguard and Revenue Properties, Mr. Tanz did not control Morguard or Revenue Properties.

2006 After Mr. Tanz’ Resignation

Between April 19, 2006 and June 22, 2006, Sizeler contacted eighty-seven bidders (of which Revenue Properties was one), and executed confidentiality agreements with forty-four of those bidders, in connection with the auction of Sizeler, some of whom conducted due diligence. During the bidding process, no one bidder was considered by Sizeler to be the “lead” bidder. The initial draft of the merger agreement was prepared by Sizeler’s counsel and provided to bidders as part of their bid packages. Throughout the entire bidding process, all bidders, including Revenue Properties, were treated equally.

On May 22, 2006, Sizeler’s board instructed DLA Piper to draft a form of merger agreement for distribution to the potential bidders. The initial draft of the merger agreement was not distributed to potential bidders until June 12, 2006, almost two months after Mr. Tanz’ resignation from the boards of Revenue Properties and Morguard.

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On June 22, 2006, Sizeler was advised that (1) the entity identified in the preliminary proxy statement as “Company A” submitted a bid to acquire all of its outstanding stock for $15.25 per share in cash (subsequently increased to $15.50 per share in cash) and (2) Revenue Properties submitted a bid to acquire all of its outstanding stock for $14.00 per share, payable in a combination of cash and notes. At that time, both Company A and Revenue Properties provided a mark-up of the draft merger agreement that was provided to them as part of their bid packages.

Between June 22, 2006 and July 31, 2006, Sizeler engaged in serious negotiations with Company A, including negotiating the definitive agreement and allowing Company A to conduct due diligence, including financial, environmental and structural due diligence. As part of the negotiation, Company A indicated that its offer was based on a transaction structure that would allow it to obtain a “stepped up” tax basis in the assets of the Company. After agreeing to this, Sizeler’s board instructed Wachovia Securities to determine whether other bidders might be willing to pay an increased price for a “step up” in tax basis. Wachovia Securities contacted Revenue Properties regarding its initial bid. Revenue Properties did raise its bid (first to $15.00 per share and then again to $15.10 per share). Only on August 1, 2006, after Company A withdrew its bid and left Revenue Properties as the sole remaining bidder, did Sizeler enter into negotiations in earnest with Revenue Properties. Sizeler and Revenue Properties signed a letter of intent on August 7, 2006 but Sizeler did not respond to Revenue Properties’ initial mark-up of the merger agreement until August 10, 2006, nearly two months after receiving the mark-up from Revenue Properties and nearly four months following Mr. Tanz’ resignation from the boards of Revenue Properties and Morguard.

Technology for Communications International

In the Technology for Communications International No Action Letter, a wholly-owned subsidiary of Technology for Communications International, Inc., a Delaware corporation (“TCI”), proposed to merge with BR Communications, a California corporation (“BR”). The merger agreement provided for each outstanding share of BR common stock to be converted into $7.75 in cash. Upon consummation of the merger between the TCI subsidiary and BR, BR would become a wholly owned subsidiary of TCI.

Prior to the commencement of discussions regarding the acquisition on February 24, 1987, John W. Ballard, President and a director of TCI served as a director of BR. Mr. Ballard resigned as a director of BR on the same day that discussions regarding a potential merger commenced. In addition, Robert B. Fenwick, Chairman of the Board of BR, served as a director of TCI. Mr. Fenwick did not resign as a director of TCI until June 10, 1987, almost four months after the commencement of discussions regarding the acquisition. On or about August 27, 1987, and prior to the consummation of the merger

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between the TCI subsidiary and BR, TCI acquired approximately 41.6% of the outstanding shares of BR common stock from a shareholder of BR. TCI then proposed to acquire the remainder of the outstanding shares of BR common stock in a second step merger. It does not appear from the Technology for Communications International letter that any auction process was undertaken by BR or that any bidders other than TCI were contacted. TCI requested that the SEC recommend no enforcement action under Rule 13e-3, but the SEC did not agree to the request.

Unlike the facts in Technology for Communications International, at no time has Revenue Properties’ chairman and CEO, Mr. Sahi, or any other member of Revenue Properties’ or Morguard’s management or board of directors been a member of Sizeler’s board of directors (other than Mr. Tanz). Compared to TCI’s almost 42% ownership in BR prior to the consummation of the second step merger, Revenue Properties owns only approximately 9.89% of Sizeler’s common stock and this holding is not sufficient to affect the outcome of the vote on the merger agreement and related transactions. The only connection between Sizeler and Revenue Properties is that Mr. Tanz served on both boards for a period of time. In addition, Mr. Tanz never participated in any discussions regarding Sizeler while he was a member of the boards of directors of Morguard or Revenue Properties. Mr. Tanz has no current ownership interest in Revenue Properties or Morguard and will not own any equity interest in the surviving entity after the closing. Further, as indicated in the next paragraph, the interlocking director relationship was terminated before the sale process commenced.

Mr. Tanz resigned from the boards of directors of Revenue Properties and Morguard on April 19, 2006. Wachovia Securities did not begin contacting potential bidders until that day. Of the 87 potential bidders contacted by Wachovia Securities as part of the auction, 44 received bid materials and 10 submitted proposals. This law firm did not commence drafting the form of merger agreement until May 22, 2006 and a draft was not supplied to bidders until June 12, 2006. While comments on the merger agreement were received from Revenue Properties on June 22, 2006, Sizeler did not sign a letter of intent with Revenue Properties until August 7, 2006 and did not begin negotiating the terms of the merger agreement with Revenue Properties until August 10, 2006. During the intervening period, Sizeler and its advisors fully negotiated the merger agreement with Company A and facilitated Company A’s due diligence review. Sizeler’s only contact with Revenue Properties during that time was through Wachovia, and resulted in Revenue Properties raising its bid to $15.00 (and again to $15.10) per share in cash. Sizeler’s discussions with Revenue Properties on the merger agreement did not begin until Company A indicated that it was unwilling to proceed with the merger. This was nearly four months after Mr. Tanz’ resignation and after Mr. Tanz had disposed of even his de minimis ownership interests in Revenue Properties and Morguard.

Based on information described above and previously provided to the Staff in Sizeler’s response letter to the Staff dated September 15, 2006 (the “September 15, 2006 Response Letter”), we respectfully submit that Rule 13e-3 does not require Mr. Tanz, Revenue Properties or Morguard to be treated as Schedule 13E-3 filing persons.

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2.	Staff Comment: In addition, we note your disclosure on page 25 of the proxy statement that you sought to have bidders change “their approach to the bidding process” to consider a possible step up in the tax basis of your assets, and that Company A appears to have abruptly discontinued its interest in acquiring you on July 31, 2006, but that you do not provide an explanation for either of these events. Because, based upon your current disclosure, these events appear to have been key to Revenue Properties becoming the sole bidder, please provide additional details in the “Background” section explaining the reasons for your altered bidding strategy and Company A’s sudden withdrawal from bidding.

Sizeler’s Response: In response to the Staff’s comment, Sizeler has amended the “Background of the Merger” section of the preliminary proxy statement to explain the reasons for the altered bidding strategy and Company A’s sudden withdrawal from bidding. Sizeler believes that the two events are unrelated.

3.	Staff Comment: We have reviewed your proposed revisions in response to our prior comment number 2. Please expand your disclosure to indicate why the Board of Directors believed that the closing market price of the company’s common stock on August 7, 2006, was not a good indication of the value of the shares and that the company’s historical stock prices better illustrated the value of the shares. In addition, please advise us as to why the Board did not consider the discount to market offer as being a potentially negative factor.

Sizeler Response: In response to the Staff’s comment, Sizeler has amended the sections of the preliminary proxy statement captioned “Summary Term Sheet – Our Reasons for the Merger” and “Proposal No. 1: The Merger – Our Reasons for the Merger” to indicate why Sizeler’s board of directors believed that the closing market price of its common stock on August 7, 2006 was not a good indication of the value of the shares and that the company’s historical stock prices better illustrated the value of the shares and to reflect the fact that Sizeler’s board of directors considered the discount to market offer as being a potentially negative factor.

4.	Staff Comment: We have reviewed your proposed revisions in response to our prior comment number 3. Please revise your disclosure further to specifically describe the information that the stockholders lacked that led to the negative reaction. In addition, address whether that information has been made available and disclose whether you have received any subsequent indication that the stockholder reaction has changed.

Sizeler Response: In response to the Staff’s comment, Sizeler has amended the sections

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of the preliminary proxy statement captioned “Summary Term Sheet – Our Reasons for the Merger” and “Proposal No. 1: The Merger – Our Reasons for the Merger” to specifically describe the information that Sizeler’s stockholders lacked that led to the negative reaction, to address whether that information has been made available and to disclose whether Sizeler has received any subsequent indication that the stockholder reaction has changed.

Sizeler supplementally advises the Staff that it received unfavorable reactions from three of the company’s common stockholders, specifically, MacKenzie Patterson Fuller, LP (“MacKenzie”), Mercury Real Estate Advisors LLC (“Mercury Advisors”) and Opportunity Partners LP (Phillip Goldstein and Andrew Dakos). MacKenzie has not made any public announcements, positive or negative, about Sizeler’s proposed merger with Revenue Properties since August 15, 2006, which was prior to Sizeler’s filing of its original preliminary proxy statement on August 31, 2006. Based on a Schedule 13D/A filed with the SEC on August 24, 2006, Mercury has sold a portion of its shares of our common stock and is no longer a 5% common stockholder of Sizeler. Mercury has not made any public announcements, positive or negative, about Sizeler’s proposed merger with Revenue Properties since August 14, 2006, which was prior Sizeler’s filing of its original preliminary proxy statement on August 31, 2006. To Sizeler’s knowledge, there have been no communications by Mr. Goldstein since August 31, 2006. However, on September 11, 2006, in an article published on the Bloomberg news service, Mr. Goldstein was quoted as saying “But if Sizeler gives serious consideration to [the Compson] offer and the process is fair, I’ll accept the highest price we can get in a fair process.” Sizeler respectfully submits to the Staff that it believes its board of directors has fairly considered the Compson offer and has performed its duties as required by Maryland law.

5.	Staff Comment: We note your response to our prior comment number 4 and we will continue to review your updated disclosure as it becomes available. In this regard, any disclosure indicating that you have rejected or intend to reject the Compson bid should provide a quantitative discussion of the liabilities that you project will not be covered by the bid, including a discussion of how these non-covered liabilities would be expected to affect the per share price to be received by shareholders. It should also address any other anticipated material impacts on shareholders that are different than the impacts resulting from the Revenue Properties proposal.

Sizeler Response: In response to the Staff’s comment, Sizeler has amended the preliminary proxy statement to include a new section under the caption “Proposal No. 1: The Merger – The Compson Proposal” indicating that, in accordance with Sizeler’s announcement on September 25, 2006, Sizeler has rejected the Compson bid, providing a quantitative discussion of the liabilities that Sizeler’s believes are not covered by the Compson bid, including a discussion of how these non-covered liabilities affect the per

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share price to be received by Sizeler stockholders, and addressing other anticipated material impacts on Sizeler stockholders that are different than the impacts resulting from the Revenue Properties proposal.

Prior to filing its amended definitive proxy statement, Sizeler will furnish a letter acknowledging that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes made in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal laws of the United States.

Thank you very much for your attention to this matter. We hope that our responses to your comments address the issues raised in your letter and would be happy to discuss with you any remaining questions or concerns you may have. If the responses above are acceptable, Sizeler proposes to promptly file a definitive proxy statement reflecting the changes noted above and other conforming changes necessary for mailing. Please contact me at (410) 580-4170 should you have any questions concerning this letter or require further information.

Sincerely,

/s/ Jason C. Harmon
Jason C. Harmon

cc:	Thomas A. Masilla, Jr.
R.W. Smith, Jr., Esq.
Michael J. Stein, Esq.